Exhibit 4.21

Continuing Connected Transactions Second Supplemental Agreement

This Agreement is made as of August 21, 2009, in Beijing, by and between：

Party A:
China Petrochemical Corporation (“Sinopec Group Company”), a state-owned enterprise organized and validly existing under the Chinese laws, duly authorized to represent its subsidiaries and associates; and

Party B:	China Petroleum & Chemical Corporation (“Sinopec Corp.”), a joint stock company organized and validly existing under the Chinese laws, duly authorized to represent its subsidiaries and associates.

WHEREAS：

1.
Party A, the controlling shareholder of Party B, has entered into certain mutual supply agreement, land use rights leasing agreement, community services agreement, safety production insurance fund documents, property leasing agreement, intellectual property license agreements and agency agreement (collectively, the “Continuing Connected Transaction Agreements”) with Party B on June 3, 2000; and

2.
The Parties have entered into a Continuing Connected Transaction First Supplemental Agreement on March 31, 2006, whereby certain terms and conditions of the Continuing Connected Transaction Agreements are amended.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS

Unless otherwise defined in the context, in this Agreement (including recitals hereof),

“associates”	has the meaning ascribed to it in the HK Listing Rules;

“HK Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Mutual Supply Agreement”	means the mutual supply agreement dated June 3, 2000 (as amended) regarding the provision of a range of products and services from time to time;

“Land Use Rights Leasing Agreement”	means the land use rights leasing agreement dated June 3, 2000 (as amended) regarding the leasing of certain land use rights between the Parties;

“Land Use Rights Leasing (Additional) Agreement”	means the land use rights leasing agreement dated August 22, 2003 regarding the leasing of certain land use rights between the Parties;

“Community Services Agreement”	means the community services agreement dated June 3, 2000 (as amended) regarding the provision of certain cultural, educational, hygiene and community services between the Parties;

“SPI Fund Document”
means the document jointly issued in 1997 by the Ministry of Finance and the ministerial level enterprise of the Sinopec Group Company and its associates before the industry reorganization in 1998 (Cai Gong Zi [1997] No. 268) relating to the payment of insurance premium by Sinopec Corp. to Sinopec Group Company.

“Properties Leasing Agreement”	means the properties leasing agreement dated June 3, 2000 (as amended) regarding the leasing of certain properties between the Parties;

“Intellectual Property License Agreements”	means the Trademarks License Agreement, the Computer Software License Agreement and the

Patents and Proprietary Technology License Agreement;

“Computer Software License Agreement”	means the computer software license agreement dated June 3, 2000 between the Parties;

“Patents and Proprietary Technology License Agreement”	means the patents and proprietary technology license agreement dated June 3, 2000 between the Parties;

“Trademarks License Agreement”	means the trademarks license agreement dated June 3, 2000 between the Parties; and

“Agency Agreement”	means the agency agreement dated June 3, 2000 (as amended) between the Parties.

2.	Conditions and effective date

2.1	Subject to Clause 2.2, this Agreement shall be effective upon signature and affixture of seals of the Parties.

2.2
Sections 3 (Supplement to Mutual Supply Agreement), 4 (Supplement to Community Services Agreement) and 5 (Supplement to Intellectual Property  License Agreements) shall not become effective without approval from independent shareholders of Party B required under the HK Listing Rules in connection with the transactions contemplated thereunder, and shall terminate automatically upon failure to secure such approval on or before October 30, 2009, upon which the duties of the Parties under these sections shall terminate accordingly (without regards to any breach liability arising prior to such termination).

3.	Supplement to Mutual Supply Agreement

It is agreed that on and from January 1, 2010, the term provided under Clause 6.4 of the Mutual Supply Agreement shall be amended to “until December 31, 2012”.

4.	Supplement to Community Services Agreement

It is agreed that on and from January 1, 2010, the term provided under Clause 6.4 of the Community Services Agreement shall be amended to “until December 31, 2012”.

5.	Supplement to Intellectual Property License Agreements

It is agreed that on and from January 1, 2010, the term provided under Clause 6.4 of each of the Intellectual Property License Agreements shall be amended to “until December 31, 2019”.

6.	Representations and warranties

6.1	Party A represents and warrants to Party B that:

	6.1.1	Party A is an enterprise duly organized with valid business license.

	6.1.2	Party A has been and is in compliance with laws and regulations in connection with its business operations.

6.1.3
Party A has obtained all government approvals, if applicable, and corporate authorities necessary for its legal representative to sign this Agreement, and is bound by this Agreement upon its signature.

	6.1.4	Execution, delivery and performance of this Agreement is in no breach of any agreement to which Party A is a party or the articles of association of Party A.

6.2	Party B represents and warrants to Party A that:

	6.2.1	Party B is a joint stock company duly organized with valid business license.

	6.2.2	Party B has been and is in compliance with laws and regulations in connection with its business operations.

6.2.3
Except for the approval of independent directors provided hereunder, Party B has obtained all corporate authorities necessary for its legal representative to sign this Agreement, and is bound by this Agreement upon its signature.

	6.2.4	Execution, delivery and performance of this Agreement is in no breach of any agreement to which Party B is a party or the articles of association of Party B.

7.	Governing laws and dispute resolution

7.1	This Agreement shall be governed by and interpreted in accordance with the laws of the People’s Republic of China.

7.2
Any dispute arising from or in connection with Agreement shall be resolved through negotiations.  If negotiations fail, any Party may submit such dispute to Beijing Arbitration Commission for arbitration in accordance with its rules then effect.  The arbitral award shall be final and binding the Parties.

(Signatures)

China Petrochemical Corporation
/s/ Su Shulin

China Petroleum & Chemical Corporation
/s/ Wang Tianpu